UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

August 1, 2023

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated August 1, 2023 with The Stock Exchange of Hong Kong Limited relating to the record date of our forthcoming annual general meeting. Details including the date and location of the meeting will be provided in a meeting notice together with the proxy materials in due course.

EXHIBITS

Exhibit 99.1 – Announcement – Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: August 1, 2023	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

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